Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS: (A) NOT MATERIAL AND (B) WOULD LIKELY CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED

Share Purchase Agreement

between

Kechu MidCo AS as the Seller

and

Balchem Corporation and Balchem B.V. as the Buyers

regarding the sale and purchase of the shares in

Kechu BidCo AS

Dated 13 June 2022

TABLE OF CONTENTS

1	DEFINITIONS AND INTERPRETATION	3

2	SALE AND PURCHASE OF THE SHARES	8

3	CLOSING CONDITIONS	9

4	CLOSING	10

5	LOCKED BOX – NO LEAKAGE UNDERTAKING	12

6	CONDUCT OF BUSINESS PRIOR TO CLOSING	12

7	BUYERS’ DUE DILIGENCE	13

8	WARRANTIES OF THE SELLER	13

9	WARRANTIES OF THE BUYERS	21

10	COMPENSATION	22

11	SPECIFIC INDEMNITIES	26

12	TERMINATION	27

13	PROTECTION OF GOODWILL	28

14	OTHER UNDERTAKINGS	29

15	CONFIDENTIALITY	30

16	MISCELLANEOUS	30

LIST OF SCHEDULES:

Schedule 1.1 BDC	Bring Down Confirmation
Schedule 1.1 EB	Equity Bridge
Schedule 1.1 MAC	Management Accounts
Schedule 1.1 MAG	Material Agreements
Schedule 1.1 SU	Subsidiaries
Schedule 2.3.1	Earn-Out
Schedule 4.1.2(vii)	Consents from third parties
Schedule 10.3.1	Warranty Insurance Policy

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This share purchase agreement (the "Agreement") is on the date hereof entered into by and between:

(1)
Kechu MidCo AS, reg. no. 923 855 734, a limited liability company duly incorporated under the laws of Norway, having its registered address at Hieronymus Heyerdahls gate 1, 0160 Oslo, Norway (the "Seller"); and

(2)
Balchem Corporation, a corporation duly incorporated under the laws of State of Maryland, U.S.A., having its principal address at 52 Sunrise Park Road, New Hampton, NY 10958 ("Balchem") and Bachem B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 30224998  ("B.V.")  (Balchem and B.V being hereinafter individually referred to as a "Buyer" and collectively referred to as the "Buyers").

The Buyers and the Seller are jointly referred to as the "Parties" and individually as a "Party".

WHEREAS:

(A)
The Seller owns all 432,368,897 shares (the "Shares") in Kechu BidCo AS, reg. no 923 855 866, a a limited liability company duly incorporated under the laws of Norway, having its registered address at Hieronymus Heyerdahls gate 1, 0160 Oslo, Norway (the "Company");

(B)	The Shares constitute 100% of the share capital of the Company;
(C)
The Company owns all 1,520,697 shares in Kappa Bioscience AS, reg. no 990 476 357, a limited liability company duly incorporated under the laws of Norway, having its registered address at Silurveien 2B, 0280 Oslo, Norway ("Kappa Bioscience");

(D)	Kappa Bioscience's business is business of developing, producing and selling products within food articles, dietary supplements and medicine (the "Business");
(E)	The Seller wishes to sell the Shares and the Buyers wish to buy the Shares in the proportions of 93% to Balchem and 7% to B.V. (the “Buyers’ Proportions”); and
(F)	This Agreement sets out the terms and conditions upon and subject to which the Buyers will acquire the Shares from the Seller and the Seller will sell the Shares to the Buyers.

IT IS AGREED THAT:

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement the following capitalised words and expressions shall have the following meanings:

"Accounting Principles" shall in respect of the Group mean the accounting principles as consistently applied by the Group in the Accounts in accordance with applicable laws and generally accepted accounting principles applicable to the respective Group Company;

"Accounts" means the audited consolidated annual accounts of the Group for the financial year ended on the Accounts Date;

"Accounts Date" means 31 December 2021;

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"Affiliate" means with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with that Person. For the purposes of this definition a Person is considered to control another Person if it (alone or together with other Persons controlled by it) owns securities representing a majority of the voting rights of the other Person or otherwise has the right to elect or remove a majority of the members of the board of directors or similar governing body of the other Person. For the avoidance of doubt, the Company shall not be deemed an Affiliate of the Seller;

"Agreement" means this share purchase agreement and the schedules attached hereto;

[Omitted];

"Bring Down Confirmation" means a written confirmation from the Seller in the form attached as Schedule 1.1 BDC that the Seller's Warranties repeated at Closing have been reviewed by the individuals comprised by the definition of Seller's Knowledge immediately, and no earlier than one day, prior to the Closing to identify any facts, matters or circumstances constituting a breach of the Seller's Warranties repeated at Closing, and including the results of such review.

"Business" shall have the meaning set out in the introductory paragraph;

"Business Day" means a day when bank offices are open for general banking business in Norway and in the state of New York, USA;

"Buyers" shall have the meaning set out in the introductory paragraph;

"Buyers' Warranties" means the warranties of the Buyers set out in Clause 9;

"Claim" means a bona fide claim made by a Party against another Party in respect of a breach of Warranties, the specific indemnities set out in Clause 11 or other obligations or covenants of a Party pursuant to this Agreement;

"Closing" shall have the meaning ascribed to such term in Clause 4.1;

"Closing Date" shall have the meaning ascribed to such term in Clause 4.1;

"Company" shall have the meaning set out in the introductory paragraph;

"Contingent Liability" means the Company's contingent liability to certain of its former owners as further set out in Clause 2.4.1;

"Covered Director" shall have the meaning set out in Clause 14.2;

"Data Room Documents" means the documentation and information made available to the Buyers and their advisors in the course of the Due Diligence in the virtual data room hosted by Admincontrol under the project name "Darwin";

"Default Interest" means the applicable interest rate according to Act of 17 December 1976 No. 100 the Norwegian Act on Interest on Overdue Payments (Norwegian: forsinkelsesrenteloven);

"Due Diligence" shall have the meaning set out in Clause 7;

"Earn-Out Amount" shall have the meaning set out in Schedule 2.3.1.

"Encumbrance" means any mortgage, charge, pledge, lien, option, right of pre-emption, right of first refusal or other security interest or title or transfer restriction of any kind, including any agreement or commitment to create any such security interest or title or transfer restriction;

"Equity Bridge" means the agreed equity bridge for calculation of the Purchase Price, attached hereto as Schedule 1.1 EB;

"Execution Date" means the date of this Agreement;

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"Extraordinary General Meetings" shall have the meaning ascribed to such terms in Clause 14.2;

"Fairly Disclosed" means all information that has been fairly disclosed to the Buyers or their advisors in this Agreement or the Data Room Documents in a manner that would enable a buyer to identify and make a reasonable informed assessment of the nature, scope and potential consequences thereof;

"Fundamental Warranties" means the Seller's Warranties set out in Clauses 9.1 – 9.4;

"Governmental Body" means any government or governmental authority of any nature, any multinational organisation or body, or any other body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature;

"Group" means the Company and the Subsidiaries;

"Group Company" and "Group Companies" means one or several companies within the Group;

"Insurer" means the issuer/underwriter of the Warranty Insurance Policy;

"Intellectual Property Rights" means patents, patent applications, trademarks, service marks, tradenames, business names, internet domain names, designs, know-how, right to inventions, copyright-protected material, including proprietary software developed or acquired by a Group Company, whether registered or not and any other intellectual property rights whether registered or unregistered;

"Kappa Bioscience" shall have the meaning set out in the introductory paragraph;

"Key Employees" means [Omitted];

"Leakage" means;

(i)
any dividend or distribution of profits or assets declared, paid or made, or any repurchase, redemption or return of share capital, in each case by the Group to the Seller or an Affiliate of the Seller;

(ii)	any payments or transfer of value by the Group to or for the benefit of the Seller or an Affiliate of the Seller;

(iii)	a waiver, forgiveness, deferral, release, discharge or discount by the Group of any amount, obligation or liability owed or due to the Seller or an Affiliate of the Seller;

(iv)	any Seller's Transaction Costs paid or agreed to be paid by any Group Company;

(v)	any guarantees or liabilities assumed or incurred (or any indemnity given in respect thereof) by any Group Company to or for the benefit of the Seller or an Affiliate of the Seller;

(vi)	the creation of any commitment or obligation to do any of the foregoing; and

(vii)	any net Tax, fee or expenses triggered or incurred by the Group as a result of or in connection with the above,

but does not include any Permitted Leakage;

"Long Stop Date" means the date falling two (2) months after the Execution Date;

"Loss" means any loss, damage, cost or expense after deduction of relevant available tax benefits;

"Management Accounts" means the management accounts of the Group as of the Management Accounts Date, attached as Schedule 1.1 MAC.

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"Management Accounts Date" means 31 March 2022.

"Material Agreements" means the agreements listed in Schedule 1.1 MAG;

"NOK" means the currency Norwegian kroner;

“Non-Compete Period” means 36 months after the payment of the Earn-Out Amount, or if there is no payment, 36 months after the Earn-Out Period.

"Organisational Documents" means articles or memorandum of association, by-laws, certificate of incorporation or any similar constitutional documents;

"Party" and "Parties" shall have the meaning set out in the introductory paragraph;

"Permitted Leakage" means:

(i)
any salaries, bonuses and other remuneration (including expenses), as well as directors' fees (including expenses) and/or consultancy fees, which are consistent with historical practice and are payable or paid in the ordinary course of business to the Seller or any of its Affiliates;

(ii)	any payments for an amount accrued or contemplated to be paid in the Accounts or the Equity Bridge;

(iii)	any fees or other payments pursuant to agreements or arrangements disclosed in the Data Room Documents entered into by the Group as part of its ordinary course of business;

(iv)	any Seller's Transaction Costs which are reimbursed by the Seller to the Group before or at Closing;

(v)	any payments permitted under this Agreement;

(vi)	any matter undertaken at the written request of a Buyer and acknowledged as Permitted Leakage; and

(vii)	any Tax, fee or expenses triggered or incurred by the Group as a result of or in connection with the above;

"Person" means any individual, corporation, partnership, limited liability company or other entity or association, excluding the Group;

"Private Limited Liability Companies Act" means Act of 13 June 1997 No. 44 the Norwegian Private Limited Liability Companies Act (Norwegian: aksjeloven);

"Purchase Price" shall have the meaning set out in Clause 2.2;

"Restricted Directors" means [Omitted];

"Restricted Person" means each of (i) the Seller; (ii) the Key Employees (individually); (iii) the Restricted Directors (individually) (iv) Kechu Topco AS, a Norwegian limited liability company having Norwegian registration number 923 855 645; (v) Kechu Holdco AS, a Norwegian limited liability company having Norwegian registration number 923 853 936; (vi) Verdane Edda K Co-Invest AB, a Swedish limited liability company having Swedish registration number 559226-7750; (vii) Verdane Edda (D) AB, a Swedish limited liability company having Swedish registration number 559131-0932; and (viii) Verdane Edda (E) AB, a Swedish limited liability company having Swedish registration number 559131-0940;

"Sale of Goods Act" means Act of 13 May 1988 the Norwegian Sale of Goods Act (Norwegian: kjøpsloven);

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"Seller" shall have the meaning set out in the introductory paragraph;

"Seller's Bank Account" means [Omitted];

"Seller's Knowledge" means the actual knowledge of any of [Omitted], following reasonable enquiries with the Key Employees;

"Seller's Transaction Costs" means (i) any professional fees, expenses or other costs paid or owed to any adviser of the Seller or a Group Company for the direct benefit of the Seller or its Affiliates, or (ii) any amount paid or owed to any of the Group’s employees, board members or representatives, in connection with or arising out of the Transaction;

"Seller's Warranties" means the warranties of the Seller set out in Clause 8;

"Shareholder Receivable" means the Seller's receivable on the Company in an amount corresponding to the Contingent Liability;

"Shareholder Receivable Purchase Price" shall have the meaning set out in Clause 2.2.2;

"Shares" shall have the meaning set out in the introductory paragraph;

"Subsidiaries" means the legal entities controlled by the Company, as set out in Schedule 1.1 SU;

"Swedbank Loans" means the multicurrency term loan facilities, the revolving credit facility and the capex facility taken up by the Company in Swedbank AB (publ) pursuant to a term and revolving facilities agreement dated 11 December 2019;

"Swedbank Release Letter" means a statement issued by Swedbank and delivered by the Seller to Balchem at least five (5) Business Days prior to Closing, (i) setting out the outstanding amounts under the Swedbank Loans as at the Closing Date, including the principal outstanding amount and accrued interest thereon, and a specification of the bank account(s) to which such payment(s) shall be made and (ii) a confirmation that the Swedbank Loans will be terminated upon receipt of the outstanding amounts thereunder with no further obligations and liabilities of the Group and that all securities which have been granted in favor of Swedbank under the Swedbank Loans will be released and discharged;

"Tax" and "Taxes" means income taxes, value added taxes, duties, sales taxes, social security and employer's taxes, fees and charges and withholding taxes and any other taxes which may be imposed by any tax authority together with any interest, penalties or addition to tax;

"Tax Returns" means any return, report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any applicable statute, rule or regulation relating to any Tax;

"Third Party Claim" shall have the meaning set out in Clause 10.7;

"Transaction" shall have the meaning set out in Clause 2.1.2;

"Warranties" means the Seller's Warranties and the Buyers' Warranties, or any of them; and

"Warranty Insurance Policy" shall have the meaning set out in Clause 10.3.1.

1.2	Interpretation

1.2.1	Any reference to a statutory provision shall include a reference to the provision as amended or replaced from time to time and any subordinate legislation made under such statutory

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provision.

1.2.2
Whether or not something is "material" for the purposes of this Agreement shall be determined by reference to the Group or, as the context may require, the obligations and Warranties of a Party pursuant to this Agreement, taken as a whole. Notwithstanding the limitation of any of the Seller's Warranties by the use of the word "material" or similar words or expressions, the inclusion of an item in a Schedule shall not imply that such item is "material" for the purposes of this Agreement.

2	SALE AND PURCHASE OF THE SHARES

2.1	Sale and purchase

2.1.1	On the terms and subject to the conditions set forth in this Agreement, at the Closing Date:

(i)
the Seller shall sell, transfer and deliver the Shares and the Shareholder Receivable, free from any Encumbrance, to the Buyers, and the Buyers shall purchase and acquire all rights and title to the Shares and the Shareholder Receivable from the Seller in the accordance with the Buyers’ Proportions;

(ii)	the Buyers shall pay the Purchase Price and the Shareholder Receivable Purchase Price to the Seller in accordance with the Buyers’ Proportions.

2.1.2
Steps 2.1.1(i) to 2.1.1(ii) above are in the following jointly referred to as the "Transaction". Title to the Shares shall pass from the Seller to the Buyers at the Closing after receipt of Buyers' payment of the Purchase Price has been confirmed by the Seller.

2.1.3
The Seller hereby waives any and all rights or restrictions that it may have (including but not limited to pre-emption rights or rights of first refusal) to restrict the transfer of the Shares in accordance with the terms of this Agreement, whether under agreement, Organisational Documents or otherwise.

2.1.4	Any and all cash payments due to the Seller pursuant to this Agreement shall be paid to the Seller's Bank Account.

2.2	Purchase Price

2.2.1
The purchase price payable for the Shares is NOK 2,946,800,000 plus NOK [Omitted] for each day elapsed from (and excluding) the Accounts Date to (and including) the Closing Date and to be reduced by the nominal value of the Shareholder Receivable according to the provisions of Clause 2.4.2 below (the "Purchase Price").

2.2.2	The purchase price payable for the Shareholder Receivable shall be a NOK amount equal to the nominal value of the Shareholder Receivable (to be notified by the Seller to the Buyers at or

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prior to Closing) (the "Shareholder Receivable Purchase Price").

2.3	Additional Purchase Price

2.3.1	In addition to the Purchase Price the Seller may become entitled to the Earn-Out Amount pursuant to the terms and conditions of Schedule 2.3.1 Earn-Out.

2.4	The Contingent Liability and the Shareholder Receivable

2.4.1
The Company has a contingent liability towards certain of its former owners that will materialise if the Transaction is completed (the "Contingent Liability"). The Contingent Liability will be assigned and transferred from the Company to the Seller prior to Closing and the Seller will assume all obligations and liabilities to the Contingent Liability and be responsible towards the former owners for settling the Contingent Liability. As payment for the Seller assuming all obligations and liabilities to the Contingent Liability from the Company, the Company will issue the Shareholder Receivable with a nominal value corresponding to the Contingent Liability to the Seller. The Shareholder Receivable will at Closing be transferred and assigned from the Seller to the Buyers as part of the Transaction.

2.4.2
The Shareholder Receivable shall be reflected as a net debt item in the Equity Bridge. At signing it is included at zero. The Seller shall provide the Buyers with the final amount of the Contingent Liability and the Shareholders Receivable once the amount has been finally determined however no later than five (5) Business Days prior to the Closing Date, and the estimated amount in the Equity Bridge shall be updated in order for the final Equity Bridge to reflect such final amount of the Shareholder Receivable, and the Purchase Price shall be adjusted accordingly.

2.4.3
The Seller, or another Person of sufficient substance designated by the Seller, shall compensate the Buyers and the Company for any Loss as a result of or due to any claims from the former owners of the Company related to the Contingent Liability.

3	CLOSING CONDITIONS

3.1	Condition in favour of the Buyers

3.1.1
The Buyers' obligation to purchase the Shares from the Seller is subject to the satisfaction of the following conditions (which may be waived by the Buyers in writing, in whole or in part) on or before the Closing Date:

(i)	Seller has delivered the Swedbank Release Letter to Balchem;

(ii)
The Seller’s Warranties shall, up until the Closing, be true and accurate in all material respects, and if a Seller’s Warranty is qualified by materiality, such warranty shall be true and correct in all respects;

(iii)
The Buyers have received an offer for the Warranty and Insurance Policy that do not materially deviate from the NBI Report by Howden dated 3 May 2022. The Buyers and the Seller shall use all reasonable efforts to obtain such insurance policy, including performing Due Diligence (as defined in Clause 7) in a form an substance sufficient to obtain a warranty insurance policy as described in the NBI report by Howden dated 3 May 2022, and shall only be entitled to invoke this Clause 3.1.1(i) if the cover position

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changes materially negatively from the NBI Report by Howden dated 3 May 2022 due to the underwriting process performed by the insurance company. However, if no Warranty and Insurance Policy is obtained as set out in this clause 3.1.1(i), the Seller in accordance with Clause 10 shall be entitled to provide the Buyers with coverage for the Seller's Warranties instead of the Warranty and Insurance Policy on the following terms with the result that this clause (iv) will be waived by the Buyers:

(a)	Clauses 10.3 and 10.4 shall be deemed deleted;

(b)
No liability shall arise unless the Buyers in writing have notified the Seller where the factual basis for the Claim is specified in reasonable detail within the date falling one week after the 2022 annual accounts have been audited; and in no event later than 30 June 2023;

(c)	Single Loss pursuant to Clause 10.5.1(i) shall be 0.1% of the Purchase Price;

(d)	The basket amount pursuant to Clause 10.5.1(ii) shall be 1% of the Purchase Price; and

(e)
The aggregate liability pursuant to Clause 10.5.1(iii) shall be limited to an amount equal to 15% of the Purchase Price. Any indemnity payable pursuant to Clause (iii) above shall be included when calculating the 15% aggregate liability.

3.2	Best endeavours

3.2.1	The Parties undertake to use their best endeavours to fulfil the conditions described in Clause 3.1 above.

4	CLOSING

4.1	Closing

4.1.1
The consummation of the Transaction (the "Closing") shall take place on [Omitted] 2022 electronically or at the offices of Advokatfirmaet CLP DA in Sommerrogata 13-15, 0255 Oslo, Norway, or at such other place, time or date as soon as possible thereafter when all conditions for Closing are fulfilled (or waived by the entitled Party) or as the Parties may otherwise agree in writing (the date and time the Closing actually occurs shall herein be referred to as the "Closing Date").

4.1.2	At Closing, the Seller shall:

(i)	deliver to the Buyers a copy of a board resolution of the Company approving the Buyers' acquisition of the Shares and the Shareholder Receivable;

(ii)
deliver to the Buyers a written notification in accordance with section 4-10 of the Private Limited Liability Companies Act, duly executed on behalf of the Company, confirming that the Buyers are entered into the Company's shareholders' register as of Closing as the owners of the Shares, free and clear of any Encumbrance, together with an updated shareholders' register, evidencing that the Buyers are the owner of the Shares;

(iii)
present to Balchem the shareholders’ registers of the Group Companies, updated (where required) to meet all requirements under the governing law of the respective Group Company and to accurately reflect the ownership of the shares in the Group

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Companies as of the Closing Date;

(iv)	deliver to Balchem written documentation evidencing that the Contingent Liability has been assigned and transferred from the Company to the Seller;

(v)	deliver to the Buyers written documentation evidencing that the Shareholder Receivable has been assigned and transferred to the Buyers in the Buyers’ Proportions;

(vi)	deliver the Bring Down Confirmation to Balchem as required by the Warranty Insurance Policy;

(vii)	deliver to Balchem consents from contracting parties and other parties set out in Schedule 4.1.2(vii);

(viii)
deliver to Balchem the resignations of the directors from the board of directors of the respective Group Companies whereby the respective directors confirm his/her resignation from the respective board of directors and that he/she has no outstanding claims towards the Group in the capacity of directors of the board, save for ordinary board remuneration up to the Closing Date (if applicable);

(ix)
deliver to Balchem general PoA enabling one or more individuals designated by the Buyers, to act on behalf of each of the Group Companies until new members of the board of directors of the Group Companies have been duly registered; and

(x)	deliver to Balchem an electronic copy of the Data Room Documents.

4.1.3	At Closing, the Buyers shall:

(i)
pay the Purchase Price and the Shareholder Receivable Purchase Price, in each case, according to the Buyers’ Proportions, to the Seller's Bank Account by wire transfer of immediately available funds and deliver to the Seller evidence of irrevocable payment of such payment;

(ii)	repay or procure the repayment of all outstanding amounts under the Swedbank Loans in accordance with the Swedbank Release Letter;

(iii)	deliver to the Seller a copy of a notification to the Company of the purchase of the Shares in accordance with section 4-12 of the Private Limited Liability Companies Act;

(iv)
procure and be responsible for that the Extraordinary General Meetings are held by the relevant Group Companies in accordance with Clause 14.2, at which, among other things, the directors resigning in accordance with Clause 4.1.2(vii) are replaced; and

(v)	make all deliveries to the Insurer as required under the Warranty Insurance Policy.

4.2	Procedure at Closing

4.2.1
All actions to take place at the Closing in accordance with this Clause 4 shall be carried out at the same time so that the Seller shall not be obliged to transfer the Shares to the Buyer before receipt of the Buyers' payment of the Purchase Price has been confirmed by the Seller. All actions to take place at the Closing in accordance with this Clause 4 shall be mutually conditional upon each other. Each Party may (in addition to and without prejudice to all other rights and remedies available to it) revoke any action taken under Clauses 4.1.2 or 4.1.3 (as applicable), and accordingly demand reversal of such action if the other Party is unable to perform all of its obligations thereunder.

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4.2.2	When all of the actions to take place at the Closing in accordance with this Clause 4 have taken place, the Parties shall sign a closing memorandum to confirm that Closing has occurred.

5	LOCKED BOX – NO LEAKAGE UNDERTAKING

5.1
The Seller covenants and undertakes to the Buyers that, in the period from (and excluding) the Accounts Date to (and including) the Closing Date, neither it nor any of its Affiliates have received or benefitted from, or will receive or benefit from, any Leakage and no arrangement or agreement has been made or entered into, or will be made or entered into, that has resulted or will result in the Seller or any of its Affiliates receiving or benefitting from any Leakage.

5.2	The Seller undertakes to notify the Buyers in writing promptly after becoming aware of any Leakage, providing reasonable details (including quantum).

5.3
If any Leakage has occurred after the Accounts Date that is not repaid to the relevant Group Company prior to Closing the Seller shall pay to the relevant Group Company an amount equal to the Leakage received (i.e. the transfer of value received) by the Seller or its Affiliates as a result of the Leakage.

5.4
The Seller shall not under any circumstances have liability under this Clause 5 unless the Buyers have notified the Seller in writing of a claim related to a Leakage on or before the date falling twelve (12) months after the Closing Date.

5.5	This Clause 5 shall be the sole and exclusive remedy for any Leakage.

6	CONDUCT OF BUSINESS PRIOR TO CLOSING

6.1	Except as contemplated by this Agreement or as approved by the Buyers in writing, between the date hereof and the Closing Date, the Seller shall cause the Group to:

(i)	refrain from:

(a)	amending its Organisational Documents or from otherwise changing the number of authorised or issued shares or share capital in the Group Companies;

(b)	issuing options, warrants or other similar rights to acquire shares in the Group Companies;

(c)	declaring, setting aside or paying any dividend or other distribution, or from directly or indirectly redeeming, purchasing or otherwise acquiring any of its shares; and

(d)	except for in the ordinary course of business and consistent with historical practice sell, pledge or encumber any asset;

(e)	transferring any business operation of any Group Company or part thereof;

(f)	establish or make any commitment to establish any incentive bonus, profit sharing, stock option plan or other incentive scheme in the Group;

(g)
making any changes to the terms of employment or the amount of remuneration payable to any employee of the Group, other in the ordinary course of business as part of the Group’s annual adjustment of salary for its employees;

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(h)	conduct its operations in the ordinary course of business and in accordance with applicable law; and

(i)	agree or arrange to do any of the foregoing.

7	BUYERS’ DUE DILIGENCE

7.1
The Buyers and their advisors have conducted and completed a due diligence investigation of the Group and the Business, during which the Buyers and their advisors, inter alia, have had access to the Data Room Documents, attended management presentations and had the opportunity to ask questions and make requests (and receive answers) about the Group (the "Due Diligence").

8	WARRANTIES OF THE SELLER

As of the Execution Date, unless otherwise stated herein, the Seller makes the warranties (Norwegian: garantier) set out in this Clause 8 (the "Seller's Warranties") to the Buyers. The Seller shall without further action be deemed to have repeated the Seller's Warranties as of the Closing Date, unless a Seller's Warranty speaks to the situation as of the Execution Date only.

8.1	Power and authority

8.1.1	The Seller has the requisite corporate power and authority to sign and deliver this Agreement and to perform its obligations under this Agreement.

8.1.2	This Agreement has been duly entered into by the Seller and constitutes valid and binding obligations of the Seller.

8.1.3
Neither the execution and/or delivery of this Agreement, nor the consummation or performance of any of the transactions contemplated by it, will conflict with or violate the constitutional documents of a Seller or any resolution adopted by any corporate body of the Seller.

8.2	Share capital and ownership to the Shares

8.2.1	The Company has a share capital of NOK 129,710,669.10 divided into 432,368,897 shares, with a par value of NOK 0.30 each.

8.2.2	The Seller owns and hold full right and title to the Shares.

8.2.3	The Shares are legally issued and fully paid up and constitute the entire share capital of the Company.

8.2.4
Other than the securities granted pursuant to the Swedbank Loans, the Shares are free and clear of any Encumbrances. There are no commitments to give or create any Encumbrance on the Shares, and no third party is entitled to any of the foregoing.

8.2.5
No Person has any options, convertible securities or other rights which require or may require the Company, and the Company has not passed any resolution, to issue any new shares, equity interests or securities of any kind to any Person.

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8.3	The Group Companies

8.3.1
The Company owns and holds, directly and indirectly, full title to all of the shares in the Subsidiaries as detailed in Schedule 1.1 SU and does not, directly or indirectly, own any shares or other interest in any other Person.

8.3.2
Each of the Group Companies are private limited liability companies duly organised and validly existing under the Laws of its incorporation and have all requisite powers and authorities to own their assets and to conduct their business in the manner in which it is now being conducted.

8.3.3	The shares in the Subsidiaries have been duly authorised and validly issued and are fully paid up.

8.3.4
There are no options, warrants, convertible loans, other equity interests, or rights to acquire, subscribe or receive any present or future equity interest or shares in the Group Companies (whether conditional or otherwise).

8.3.5
The Organisational Documents of each of the Group Companies are up-to-date and there are no resolutions of the shareholders of the Group Companies for amendments which are not shown in the Organisational Documents.

8.4	Insolvency

8.4.1
No Group Company is insolvent and there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Group Company and no events have occurred which, under applicable law, would justify such proceedings. No Group Company has commenced negotiations with one or more of its current creditors with a view to rescheduling any of its indebtedness.

8.5	Accounts and assets

8.5.1
The Accounts have been prepared in accordance with applicable law and the Accounting Principles (unless otherwise stated within). The Accounts give a true and fair view of the financial position, results of the operations, assets, liabilities and cash flows of the Group as of, and for the period ending on, the Accounts Date.

8.5.2
As of the Accounts Date there were no other liabilities (contingent or otherwise), pledges, obligations or commitments of a type required to be disclosed on a balance sheet prepared in accordance with the Accounting Principles other than as disclosed in the Accounts.

8.5.3
The Group holds good title to all assets reflected on the balance sheet of the Group as of the Accounts Date, except for assets sold or disposed of in the ordinary course of business since the Accounts Date or as provided for in this Agreement. All such assets are free and clear of any Encumbrances other than those described in the Data Room Documents and, to the Seller’s Knowledge, in good working condition, subject to normal wear and tear.

8.5.4	At the Accounts Date, the Group was the legal and beneficial owner of the assets set forth or referred to in the balance sheet of the Accounts.

8.5.5	The Accounting Principles have not changed in any material respects as applied in the Accounts

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compared with the accounts for the previous two (2) financial years, except in connection with the changes related to IFRS or as a result of new legislation.

8.5.6	Each Group Company owns, or is entitled to use, all of the material assets, in each case as is necessary to carry on the Business in all material respects as carried out on the Execution Date.

8.6	The Management Accounts

8.6.1
The Management Accounts have been prepared in accordance with the Accounting Principles, to the extent the Accounting Principles are applicable to such accounts. The Management Accounts do not materially misstate the Group Companies' financial condition and the results of the Group Companies and the Group Companies' operations as per the relevant dates and the relevant periods, apart from making any provisions or reservations, whether for Taxes or otherwise, that are typically made only in the annual accounts.

8.7	Taxes

8.7.1
Each Group Company has timely filed or caused to be filed all Tax Returns which are or were required to be filed. The Tax Returns filed by any Group Company are in all material respects true, correct and complete.

8.7.2	Each Group Company has paid, or made provision for the payment of, all Taxes that have or will become due pursuant to those Tax Returns.

8.7.3
As of the Execution Date, there are no Tax audits, disputes or litigation currently pending or, to the Seller's Knowledge, threatened with respect to any Group Company, except as described in the Data Room Documents.

8.7.4	The Group is not, and will not as a result of the Transaction, become liable for Taxes of the Seller or any Affiliates of the Seller.

8.7.5
The Group has no, and has to the Sellers' Knowledge not previously had, permanent establishment or permanent representative and no claim for any Tax has been or may be made by any Tax authority against the Group in a jurisdiction where the Group does not file Tax Returns for the respective Tax to the effect that the Group is or may be subject to Tax by any Tax authority in that jurisdiction.

8.8	Relationship to Seller and its Affiliates

8.8.1
Save as described in the Data Room Documents, there are no guarantees or similar commitments issued by the Group for the obligations of the Seller or any of its Affiliates and the Seller or any of its Affiliates have not issued any financial guarantee or other surety securing any obligation or liability of the Group.

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8.9	Conduct of business

8.9.1
Since the Accounts Date, the Group has carried on its business in the ordinary course. The Group has not since the Accounts Date performed, or been caused to perform, any act, or made any omission, that would be prohibited in the period between the Execution Date and the Closing Date pursuant to Clause 6.

8.9.2
Since the Accounts Date, there has been no material adverse change in the Business, conditions or operations of any Group Company, excluding changes in general economic conditions and conditions in the industries in which the Group conduct business, changes due to COVID-19, changes in regulatory, legislative or political conditions and any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions, and no such change is to the Sellers' Knowledge expected.

8.10	Real property

8.10.1	The Group Companies do not own and have to the Sellers' Knowledge never owned any real property.

8.10.2
Each of the Group Company's leases all the real property necessary to conduct its business as it is currently conducted. All leases pursuant to which any of the Group Companies leases any material real property are valid and effective in accordance with their respective terms as described in the Data Room Documents. The Group Companies do not use or occupy any other real estate.

8.10.3	No Group Company is in material breach of any lease of real property and to the Seller's Knowledge no counterparty is in breach of any material provision of any such lease.

8.11	Material Agreements

8.11.1	A complete and accurate copy of each Material Agreement is included in the Data Room Documents.

8.11.2
The Material Agreements are valid and binding on the Group and on the relevant counterparty and have been complied with by the Group and, to the Seller's Knowledge, by the relevant counterparty. No written allegation of any breach or invalidity of any Material Agreement has been received by the Group that has not been remedied.

8.11.3	The Material Agreements have been entered into in the ordinary course of business and on arm's length terms.

8.11.4
Save as set out in the Data Room Documents, no Material Agreement contains any obligation for the Group to notify or seek the consent of or other action by a counterparty or any other person in the event of the execution of the Agreement or the consummation of the Transaction.

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8.12	Employees

8.12.1	The Group has no other employees than listed in folder 5.1 of the Data Room Documents.

8.12.2	An overview of main terms and conditions of employment of the Key Employees has been disclosed in the Data Room Documents.

8.12.3	The Group has duly and completely fulfilled all material payment and other obligations towards its employees when due.

8.12.4
As of the Execution Date, no Key Employee has served notice of termination of his or her current employment with the Group and, to the Seller's Knowledge, no member of the Key Employees intends to give such notice.

8.12.5	Save as set out in the Data Room Documents, there is no incentive bonus, profit sharing, stock option plan or other incentive scheme in force in the Group as of the Execution Date.

8.12.6	The Group has not violated statutory minimum wage regulations in the three years prior to the Execution Date.

8.12.7	Save as set out in the Data Room Documents, the Group is not party to any collective bargaining agreements or similar arrangements with respect to its employees.

8.12.8
The Group is not liable to make any outstanding payment to an employee, director or former employee by way of damages or compensation for loss of office or employment, redundancy or unfair or wrongful dismissal, or, save as set out in the Data Room Documents, pursuant to any agreement on termination of employment, early retirement or any other agreement.

8.12.9
Save as set out in the Data Room Documents, there are no, and have not been during the last three years, disputes between any Group Company and any of its employees, and there are no unresolved labour union grievances, unfair labour practices or labour arbitration proceedings pending or, to the Seller's Knowledge, threatened relating to the Group Companies.

8.13	Pension

8.13.1	The Group has established pension plans that satisfy the requirements set forth in applicable mandatory laws.

8.13.2
The Group has made the necessary payments, allocations and assignments and contributed the necessary funds as required under applicable laws or contractual agreements or arrangements concerning pensions to their current or former employees.

8.13.3	No employee or former employee of the Group Companies has threatened to make or made any complaint or claim, other than a routine claim for benefits, in respect of such pension schemes.

8.14	Intellectual Property Rights

8.14.1	The Group owns or has valid and unrestricted license to use all Intellectual Property Rights necessary for the conduct of its business as it is currently conducted in all material aspects.

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8.14.2
Save as as part of encumbrances over machinery and plant, the Intellectual Property Rights of the Group are free of any and all Encumbrances, subject to any restrictions applicable for licensed Intellectual Property Rights under relevant license agreements as disclosed in the Data Room Documents.

8.14.3	The Group is not infringing any Intellectual Property Right of any Person.

8.14.4	Save as disclosed in the Data Room Documents and to the Seller's Knowledge, no Person is infringing or has infringed any Intellectual Property Rights of the Group.

8.14.5	[Omitted].

8.14.6
Save as disclosed in the Data Room Documents, the Group has entered into appropriate agreements with all of its employees, freelancers and contractors relating to the protection of confidential information, trade secrets and the assignment to the Group of all Intellectual Property Rights created for or on behalf of the Group.

8.14.7
All employees and consultants who contributed to the discovery or development of any of the Intellectual Property Rights owned by the Group have fully and finally (without any compensation remaining to be paid) assigned all rights to such Intellectual Property Rights to the Group, including the right for the Group to modify, sublicense and further assign such Intellectual Property Rights, nor have any such person any rights or claims against the Group with regard to any inventions made during his or her services to the Group.

8.14.8	All fees applicable to the Group’s registered material Intellectual Property Rights have been paid when due.

8.15	IT

8.15.1	The IT systems used by the Group are either solely their property, free and clear from any Encumbrances, or properly used under a valid license.

8.15.2
The IT systems used by the Group have been and are duly and properly protected against access and use by all unauthorised persons. In respect of owned IT systems, the Group has sole possession of the source code in relation thereto and has not granted any rights in or over the source code to any Person (excluding open-source contributions made by the Group as set out of the Data Room Documents).

8.15.3
The Group has not developed or modified any software used in the Group’s business that is licensed according to license terms that does not allow users to copy, distribute, and/or modify the software unless such modifications and/or source code of the software are made publicly available.

8.15.4
The Group has procedures in place designed to take and store back-up copies of the software and data of the business of the Group and to minimise unauthorised access to and the introduction of viruses and other contaminants of such software and data, and have in all material respects complied with such procedures.

8.15.5	To the Seller's Knowledge, the Group’s IT systems:

(i)	have not been subject to material defects or fails to function save as set out in the Data Room Documents, and there have been no failures or breakdowns of such IT

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system which have caused any material disruption to the business of the Group;

(ii)	have policies designed to preserve the availability, security and integrity of, and the data processed and stored on, such IT systems; and

(iii)	save as set out in the Data Room Documents, have been maintained and currently have the benefit of appropriate development maintenance and support agreements.

8.16	Data protection

8.16.1
The business of the Group is in all material respects compliant with the General Data Protection Regulation (GDPR) and the Norwegian Data Protection Act and other applicable laws for the protection of personal data.

8.16.2
To the Seller's Knowledge, the Group and its business operations are not subject to any investigations or proceedings by data protection authorities. In the three years prior to the Execution Date, there has to the Seller's Knowledge not been any loss of personal data or any other breach of the protection of personal data within the meaning of Art. 33 GDPR.

8.16.3
Save as disclosed in the Data Room Documents, during the past three years the Group has not been party to any investigations by data protection authorities nor claims by any third parties with regard to data protection breaches nor have such claims been threatened.

8.17	Compliance with Applicable Laws and Regulatory Approvals

8.17.1
The Group is, and has to the Sellers' Knowledge in the three-year period immediately preceding the Execution Date, at all times been, in all material respects in compliance with all applicable laws and the Group has not received any notice from any authority that it is in violation of applicable laws or regulations.

8.17.2
Neither any Group Company, nor any of its directors, officers, employees or other representatives, have to the Seller's Knowledge directly or indirectly, during the last three years unlawfully given or agreed to give any material gift or similar benefit (other than with respect to bona fide payments for which adequate consideration has been given) to, and there are to the Seller's Knowledge no situations with respect to a Group Company during the last three years which involved or involve the use of a Group Company's funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, or the giving or receipt of any illegal discounts or rebates.

8.17.3
To the Seller's Knowledge, each Group Company is and has during the last three years been in compliance with all applicable anti-bribery and corruption, anti-money laundering laws and regulations that applies or applied to the Group.

8.17.4
The Group holds all permits, licenses and authorisations which are necessary for the Group to conduct its business as it is currently conducted. No Group Company has, as of the Execution Date, received any notice from any Governmental Body to the effect that it is in violation of any permit, license or authorisation.

8.18	Insurance

8.18.1	The Data Room Documents contains information of all material insurance policies currently

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held by the Group.

8.18.2	The Group has the required, by law or any agreement to which the Group is party, insurance policies in place and all premiums due under all material insurance policies have been paid.

8.18.3
Save as set out in the Data Room Documents, no claims have been made, no claims are outstanding, and, to the Seller's Knowledge, there are no facts or circumstances that may give rise to a claim under any of the above-mentioned insurance policies other than ordinary course claims, including in relation to e.g. health and travel insurance.

8.18.4
No notifications have been received with regard to (i) the non-renewal of any insurance policy or renewal on less favourable terms and conditions than those which are currently in place; or (ii) any refusal to indemnify the Company or any of the Subsidiaries in relation to a particular event.

8.19	Litigation

8.19.1
There is no claim, action, suit, tax ruling or proceeding, pending by or against the Group before any court, arbitrator or any Governmental Body involving an amount in excess of NOK 500,000 (or an equivalent amount in other currencies).

8.19.2
To the Seller's Knowledge, there are no investigations, disciplinary proceedings or other circumstances as of the Execution Date that reasonably could be expected to lead to any legal action, litigation or arbitration against the Group.

8.20	Environment

8.20.1	The Group is not liable for any contamination in its capacity as the lessee of real property or otherwise.

8.20.2
To the Seller's Knowledge, at the Execution Date there is no threatened or ongoing governmental investigation or enquiry relating to any alleged material breach of any environmental law by any Group Company.

8.21	Intermediaries

8.21.1	No broker, finder, advisor or intermediary will be entitled to any fee, commission or other payment of any nature from the Group Companies in connection with the Transaction or the completion of it.

8.22	Data Room Documents

8.22.1
To the Seller’s Knowledge, the Data Room Documents are in all material respects true, correct and complete. To the Seller's Knowledge, the Seller has disclosed to the Buyers all material information relating to the Shares, the Group and the business of the Group that a prudent buyer would reasonably consider important for an assessment of the acquisition of the Shares.

8.23	No other representations or warranties

8.23.1	Other than the Seller's Warranties, the Seller does not make any representations or warranties

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to the Buyers in connection with the Transaction.

8.23.2
The Seller's Warranties constitute an exhaustive regulation of the Buyers' requirements as to the Shares, and no further requirements as to the quality, fitness for purpose or merchantability of the Shares or the assets, liabilities and operations of the Group shall apply, whether by implication or by the application of background law. Without prejudice to the generality of the foregoing, the Seller makes no warranty to the Buyers with respect to, and shall have no liability to the Buyers based on, any financial projection, forecast or other forward-looking statements relating to the Group.

8.23.3	The provisions of the Sale of Goods Act (including section 19(1)) relating to liability for default (Norwegian: mangel) or delay (Norwegian: forsinkelse) shall not apply to the Transaction.

8.24	Principle of exclusivity of the Seller's Warranties

8.24.1
A fact, matter or circumstance which might lead to a Claim under the Seller's Warranties shall only be covered by one of the Seller's Warranties and shall be covered exclusively by the Seller's Warranty under which the fact, matter or circumstance in question is the more specifically covered or described.

8.25	Interpretation of no reference to the Data Room Documents

8.25.1
References to the Data Room Documents in some of the Seller's Warranties set out in this Clause 8 (whether by exceptions, or otherwise) shall not be construed to imply that the principles set forth in Clause 10.2 do not apply to the Seller's Warranties where there is no reference to the Data Room Documents.

9	WARRANTIES OF THE BUYERS

As of the Execution Date, unless otherwise stated herein, the Buyers make the warranties (Norwegian: garantier) set out in this Clause 9 (the "Buyers' Warranties") to the Seller. The Buyers shall without further action be deemed to have repeated the Buyers' Warranties as at the Closing Date.

9.1	Organisation

9.1.1
Balchem is a corporation, duly organised and validly existing under the laws of State of Maryland, U.S.A. and B.V. is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) duly organised and validly existing under the laws of The Netherlands and each Buyer has all necessary corporate power and authority to own, lease or operate its properties and assets and to conduct its business as it is now conducted.

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9.2	Power and authority

9.2.1
Each Buyer has sufficient corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorised, executed and delivered by each Buyer and, assuming the due authorisation, execution and delivery of this Agreement by the Seller, this Agreement constitutes the legal, valid and binding obligation of the Buyers enforceable against the Buyers in accordance with its terms.

9.3	No violation or conflict or consent

9.3.1
Neither the entry into of this Agreement nor the completion of the Transaction will result in a conflict or violation of (i) any provisions of the Organisational Documents of either Buyer; (ii) any agreement or other instrument to which such Buyer is a party or by which such Buyer or any of its assets are bound; or (iii) any law, rule, regulations, order, judgement or decree of any court of public authority or Governmental Body applicable to the Buyers.

9.4	Availability of funds

9.4.1	The Buyers have the required funds to pay the Purchase Price to the Seller at Closing and to make any additional payment pursuant to this Agreement when due.

9.5	Filings and approvals

9.5.1
No filing or registration with, no notice to and no permit, consent or approval from any Governmental Body is necessary for the execution and delivery by the Buyers of this Agreement and the consummation and performance of the Transaction contemplated by this Agreement other than those already obtained or contemplated by this Agreement.

9.6	No knowledge of breach

9.6.1
The Buyers have completed their Due Diligence investigation of the Group to their satisfaction and have no outstanding requests for further information or documentation. The Buyers are at the Execution Date not aware of any fact or circumstance that may result in their making any Claim against the Seller under the Seller's Warranties.

10	COMPENSATION

10.1	Principle for compensation and right to remedy

10.1.1
Subject to the provisions of this Clause 10, the Seller agrees to compensate the Buyers for any direct Loss of the Buyers and/or any direct or reasonably foreseeable indirect Loss of the Group which the Buyers or the Group (as relevant) may suffer or incur, or become subject to, as a result of or due to any breach of any of the Seller's Warranties unless the Seller, without material adverse effect to the Buyers or a Group Company, in its own discretion, remedy the breach within 30 days from the date of written notice from Balchem on behalf of the Buyers.

10.1.2
The Seller's obligation to compensate the Buyers for a Loss which the Buyers incur as a result of breaches to the Seller's Warranties is exclusively secured by the Warranty Insurance Policy as further set out in clause 10.3.

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10.2	The Buyers' Due Diligence

10.2.1
The Buyers' right to compensation shall not extend to matters which (i) have been Fairly Disclosed by the Seller and/or the Group prior to signing of this Agreement, or (ii) the Buyers or any of their advisors are otherwise aware as of the signing of the Agreement. The Buyers' findings are reflected in the agreed Purchase Price and the Buyer shall not be entitled to make any Claims against the Seller on the basis of any such matter described in the foregoing sentence.

10.2.2
In no event shall the Seller be liable with respect to any information in the Data Room Documents of a forward-looking nature and to the extent the Company or any representative of the Company or the Seller has expressed any view on any issues (for example with regard to legal issues, future regulations, expected factual development or similar) the Seller undertakes no responsibility for such view/opinion being correct.

10.2.3	The Buyers confirm that they do not rely on any other express or implied representations or warranties than the Seller's Warranties.

10.3	Warranty insurance

10.3.1
The Buyers shall on the Execution Date take out the warranty and indemnity insurance in respect of the Seller's Warranties on the terms and conditions set forth in Schedule 10.3.1 (the "Warranty Insurance Policy"). Except as set out in clause 10.3.4, any liability of the Seller due to breach of the Seller's Warranties shall be understood as referring to liability insured under the Warranty Insurance Policy and the Buyers’ exclusive remedy in case of a breach of the Seller's Warranties shall be to seek compensation from the Insurer pursuant to the Warranty Insurance Policy. Save as set out in clause 10.3.4, the Buyers (i) may not direct any Claim for breach of the Seller's Warranties against the Seller on the basis of any matter, fact or circumstance being excluded from coverage under the Warranty Insurance Policy and (ii) shall procure that the Warranty Insurance Policy shall give the insurer no right of subrogation or recourse (Norwegian: "regressrett") against the Seller.

10.3.2
The procurement of the Warranty Insurance Policy shall be the Buyers' responsibility. Accordingly, the final underwriting of the Warranty Insurance Policy, the failure to satisfy or fulfil any condition under the Warranty Insurance Policy, or the termination, expiration or invalidity of the Warranty Insurance Policy shall not operate so as to provide the Buyers with recourse against the Seller, or give rise to any liability of the Seller to the Buyers for breach of Seller's Warranties.

10.3.3
The cost of procurement of the Warranty Insurance Policy shall be borne by the Seller and the Buyers with 50% each, subject to the Seller’s share of such cost being limited to maximum the NOK equivalent of USD 500,000.

10.3.4	The Buyers can only direct a Claim made under the Seller's Warranties against the Seller in the event of situations described in Clause 10.10.1 below.

10.4	Time limitations

10.4.1	No liability shall arise under Clause 10 unless the other Party in writing has notified the Party
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in breach, where the factual basis for the Claim is specified in reasonable detail:

(i)
within sixty (60) Business Days from the date when the Party became aware or could reasonably be expected to become aware that a Claim could be brought against the other Party, if and to the extent the failure to timely notify the other Party results in the Claim being a higher amount than the claiming Party would have been entitled to, had the Party given a timely written notice; and

(ii)	with respect to any Claim relating to a breach of:

(a)	the Fundamental Warranties and the Seller's Warranty set out in Clause 8.6 (Taxes), within 60 months after the Closing Date; and

(b)	all other Seller's Warranties, the date falling 18 months after the Closing Date.

10.5	Limitation on payments

10.5.1	The maximum aggregate liability of the Seller under this Agreement shall be subject to the following limitations:

(i)	the Seller shall have no liability with respect to any single Loss which does not exceed 0.1% of the Purchase Price;

(ii)
the Seller shall have no liability unless all Losses (not taking into account Claims excluded pursuant to (i)) exceed an amount equal to 1% of the Purchase Price, and then only for Losses exceeding that amount; and

(iii)	the Seller's aggregate liability shall in any event be limited to an amount equal to 20% of the Purchase Price.

10.5.2	Clause 10.5.1 (i) and 10.5.1(ii) shall not apply to a breach of Fundamental Warranties.

10.6	Calculation of Losses

10.6.1
For the purposes of this Agreement, a liability which is contingent shall not constitute a Loss unless and until such contingent liability becomes an actual liability and is due and payable. The Buyers may make a notification of a claim with respect to a contingent loss or matter in order to meet and comply with the time limitation in Clause 10.4.1, and as a result of such notification, retain the right to pursue the claim if and when the Loss no longer is contingent, provided that the other terms and conditions for making such a claim are met.

10.6.2	The Buyers shall not be entitled to recover any Loss more than once in respect of the same circumstances giving rise to more than one Claim under this Agreement.

10.6.3
In assessing any damages or other amounts payable in respect of a Loss any related savings (including tax savings) or other net benefits which become available to the Buyers or their Affiliates (including the Group Companies) shall be taken into account.

10.6.4	No liability for the Seller shall arise:

(i)	if and to the extent that a provision or allowance for the matter in question (as a specific reserve) has been made in the Accounts or the Equity Bridge;

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(ii)
if and to the extent that any Claim occurs as a result of any legislation not in force at the date hereof, or which takes effect retroactively, or occurs as a result of any increase in the Tax rate in force at the date hereof or any change in the generally established practice of the relevant Tax authorities, whether or not the change purports to be effective retrospectively in whole or in part;

(iii)
if and to the extent the Buyers or the Group have a right of recovery of the Loss or to claim indemnity from any Person other than the Seller, whether under contract, any provision of applicable Law, insurance policy or otherwise;

(iv)	if and to the extent that the Claim has arisen as a result of any change after the Closing Date in the accounting or valuation principles of the Group; or

(v)	which would not have arisen but for an act or omission by the Buyers or the Group after the Closing Date causing the circumstances resulting in the Claim.

10.6.5	Any amount paid by the Seller to the Buyers for any loss incurred by the Buyers shall be regarded as a reduction of the Purchase Price.

10.7	Third Party Claims

10.7.1
If the Buyers or the Group receives notice of any claim from a third party which may give rise to a Claim against the Seller due to any breach of the Seller's Warranties or any other obligation of the Seller under this Agreement (a "Third Party Claim"), the Buyers shall without undue delay notify the Seller in writing. The Buyers shall further procure that the Seller is kept informed of the development and the Group’s handling of the claim, and that the Seller is given access to information and documentation required to assess the claim. To the extent necessary to enable the Seller to form an opinion of the appropriateness of the Group's defence against or follow-up of a Third Party Claim, the Buyers shall further procure that the Seller is given access to correspondence and documentation relevant for such assessment.

10.7.2
The Buyers shall not and shall use all reasonable endeavours to ensure that the Group does not waive any rights, accept any obligations or make any payments with liability or other effect for the Seller related to a Third Party Claim without the Seller's prior consent in writing.

10.7.3
The Seller may (but shall have no obligation to), at its sole option, assume at its sole cost and expense the full defence and control of a Third Party Claim, conditional upon the Seller acknowledging in writing its obligation to indemnify the Buyers against Losses that may result from such Third Party Claim.

10.7.4
The Seller shall be entitled to settle any Third Party Claim in respect of which the Seller has assumed the defence in accordance with the provisions of this Clause 10.7 without consent of the Buyers, provided that the settlement includes a full and unconditional release of the Buyers and the Group from all liability in respect of the Third Party Claim.

10.7.5
If the Seller does not assume the defence of any such Third Party Claim, the Buyers (or a Group Company, as the case may be) may defend against the Third Party Claim or litigation at its own expense (without prejudice to any rights of recourse or other rights against the Seller) after giving written notice of the same to the Seller, in which case the Buyers (or a Group Company, as the case may be) shall, in consultation with the Seller, have the lead and control of the

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defence of any legal or arbitration proceedings of the Third Party Claim, subject to the rights of any third party insurers.

10.7.6	The Seller shall have no liability for any loss incurred by the Buyers resulting from a breach of the provisions of this Clause 10.7.

10.8	Acts of the Buyers; Duty of mitigation

10.8.1
The Buyers and the Group shall have an obligation to reasonably seek to mitigate any Loss suffered due to any breach of the Seller's Warranties or any other obligation of the Seller under this Agreement.

10.8.2	The Seller shall not be liable for any Loss to the extent the Loss would not have arisen but for the Buyers' omission of mitigating its loss according to applicable law.

10.8.3
The Buyers shall not, and shall procure that no Affiliate of the Buyers (including the Group) shall, deliberately initiate any inquiry and/or investigation by any Governmental Body for the purpose of incurring or increasing a Loss suffered by the Buyers as a result of breach of the Seller's Warranties or any other obligation of the Seller under this Agreement.

10.9	Sole remedy

10.9.1
The compensation provided in this Clause 10 shall be the sole and exclusive right and remedy of the Buyers for any loss as a result of or due to any breach of the Seller's Warranties or any other obligation of the Seller under this Agreement, and hence it is specifically agreed that no claims for damages, reduction of the consideration or other remedies whatsoever under any applicable law or legal principle of any relevant jurisdiction, shall be available to the Buyers against the Seller for a breach of any warranty.

10.9.2
For the avoidance of doubt, the Group shall be not be entitled to raise any Claim against the Seller or any Affiliate of a Seller, and the Buyers shall indemnify and hold harmless the Seller from any Loss caused by such a Claim.

10.10	Fraud and willful misconduct

10.10.1	The limitations on the liability of the Seller set out in this Clause 10 shall not apply to Claims against the Seller for Losses resulting from fraud or willful misconduct on the part of the Seller.

10.11	Breach of the Buyers' Warranties or other obligations of the Buyer

10.11.1	The Buyers shall compensate the Seller for any direct Loss which the Seller incur as a result of any breach by any of the Buyer's Warranties or other obligations under this Agreement.

11	SPECIFIC INDEMNITIES

11.1.1	The Seller undertakes to indemnify and hold the Buyers and the Group harmless from, on a NOK for NOK basis, any Loss of the Group [Parenthetical Omitted] attributable to

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circumstances related to the time on or before the Closing Date resulting from, arising out of, consisting of or in any way related to the [Omitted]. The Parties specifically agree that the Seller’s liability according to this Clause 11.1.1 does not include:

(i)	[Omitted]

(ii)	[Omitted]

(a)	[Omitted];

(b)	[Omitted];

(c)	[Omitted]; and

(iii)	[Omitted].

11.1.2
Seller’s liability pursuant to Clause 11.1.1 shall be limited to EUR 30 million. This EUR 30 million limitation on Seller’s liability shall not apply to Claims against the Seller resulting from fraud or willful misconduct on the part of the Seller.

11.1.3
Any claim against the Seller under this Clause 11 must be notified to the Seller in specifying the factual basis for the Claim reasonable detail not later than on the date falling 18 months after the Closing Date.

11.1.4	For the avoidance of doubt, the limitations set out in Clauses 10.2, 10.5, 10.6.4(i) and 10.9.1 shall not apply to any Claim under this Clause 11.

11.1.5	It is specifically noted that Clause 10.3 shall be disregarded and shall not apply with regard to the Seller’s liability under this Clause 11.

11.1.6
The Seller shall be entitled to receive from the Buyer an amount equal to any cash received from the [Omitted] and/or the fair market value of the shares of [Omitted] if such are returned to Kappa Bioscience.

12	TERMINATION

12.1	Termination

12.1.1
This Agreement may be terminated and the transactions contemplated herein may be abandoned by either Party if Closing has not occurred (other than through the fault of the Party seeking to terminate this Agreement) within the Long Stop Date or such later date as the Parties may agree upon in writing.

12.1.2	The Agreement may not be terminated after Closing.

12.2	Rights on Termination

12.2.1
If this Agreement is terminated pursuant to Clause 12.1, all further obligations of the Parties pursuant to this Agreement shall terminate without further liability of a Party to the other, provided, however, that the obligations of the Parties contained in Clauses 15 (Confidentiality),

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16.7 (Notices), 16.8 (Costs), 16.9 (Governing Law) and 16.10 (Dispute Resolution) shall survive such termination.

13	PROTECTION OF GOODWILL

13.1	Non-compete

13.1.1
Each Restricted Person undertakes, to the extent permitted by applicable law, for the Non-Compete Period, not to, directly or indirectly, be engaged or involved with, including as employee, investor, consultant, advisor, owner or in any other way, in any business which competes with the Group’s business as it is being operated as of the Execution Date. For the avoidance of doubt, this Clause 13.1.1 shall not prevent a Restricted Person from activities that the Restricted Person can substantiate only overlap a specific, insignificant and peripheral part of the Group’s business.

13.1.2
The restriction in clause 12.1.1 also applies to any shares or ownership interest in any such competing business, whether in whole or in part, directly or indirectly, through or in cooperation with any other Persons. Notwithstanding the foregoing, the provisions in this Clause 13.1  shall not restrict or prevent a Restricted Person from (i) acquiring or holding shares representing no more than 2.5% of the issued share capital of any company which is listed on a recognized stock exchange, or (ii) making investment in equity or debt funds or private equity funds with a general mandate.

13.2	Non-solicitation

13.2.1
Each Restricted Person undertakes, to the extent permitted by applicable law, for the Non-Compete Period, not to employ, seek to employ, solicit or facilitate the employment of any employee of the Group or otherwise encourage such employee of the Group to terminate its relationship with the Group.

13.2.2
Notwithstanding the foregoing, nothing herein shall restrict or preclude the Seller or a direct or indirect shareholder of the Seller from hiring any employee who responds to a general advertisement of employment which is placed in the ordinary course of business or who first initiates an employment discussion with the Seller or shareholder of the Seller, so long as the Seller or shareholder of the Seller has not violated the restrictions on solicitation contained in this Agreement.

13.2.3
Each Restricted Person undertakes, for the Non-Compete Period, not to influence or attempt to influence any customer or supplier of the Group to amend, terminate or otherwise discontinue such relationship with the Group.

13.3	Compensation for Restrictions

13.3.1
Each Party acknowledges that each of the restrictions in this Clause 13 is no more extensive than is reasonable and necessary to protect the interests of the Buyers as the buyers of the Shares. The consideration for the restrictions contained in this Clause 13 is included in the Purchase Price.

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14	OTHER UNDERTAKINGS

14.1	Access to information

14.1.1
Balchem acknowledges that the Seller may need access, from time to time, after Closing to certain accounting or Tax records and other relevant information held by the Group to the extent such records and information pertain to events occurring prior to Closing and agrees that Balchem shall, and shall cause the Group to:

(i)
properly retain and maintain such records until the earlier of such time as the Group is obligated pursuant to applicable Law and regulations and such time as the Seller agree that such retention and maintenance is no longer necessary; and

(ii)
to the extent reasonably required for the defence of specific Claims for which they may be liable under this Agreement, subject to confidentiality obligations of the Group towards third parties upon reasonable prior notice to the Balchem explaining the purpose, and during the period of time set out in (i), allow the Seller to, during normal business hours and in a manner and to an extent that does not interfere with or disrupt the Group’s continued business operations, inspect, review and make copies of such records relating to dates prior to Closing as reasonably deemed necessary.

14.2	Extraordinary general meeting - Protection of directors, etc.

14.2.1
The Parties shall procure that extraordinary general meetings of the Company and relevant Group Companies (the "Extraordinary General Meetings") are held at Closing, approving the appointment of new directors to the board of directors in the relevant Group Companies. The Parties shall procure that the appointments of the directors are filed for registration immediately after Closing and evidence due receipt of such notifications.

14.2.2
The Buyers hereby agree to, and shall procure that the Company and relevant Group Companies waive, release and discharge, from and after Closing to the fullest extent permitted in accordance with applicable laws, any person who was at any time prior to Closing a director or deputy director of the Company or relevant Group Companies (each a "Covered Director") from any and all claims, obligations and liabilities in relation to their function as director of the Company or relevant Group Companies, which the Buyers or the Companies have or may at any time have had against any such Covered Director. The above shall not include any liability for fraud, wilful misconduct or gross negligence by the Covered Directors. At the Extraordinary General Meetings, a decision shall be formally adopted by each of the of the Company and relevant Group Companies to confirm the above.

14.3	Guarantee

14.3.1
Balchem hereby unconditionally and irrevocably guarantees as for its own obligation (In Norwegian: selvskyldnerkausjon) to the Seller the full, due and punctual performance of all obligations of B.V. under this Agreement.

14.3.2
Balchem hereby waives any rights which they may have to require the Seller to proceed first against, or claim payment, if any, from B.V. to the effect that as between the Seller and Balchem the latter shall be liable as the principle debtor as if it had entered into the undertakings of B.V. on its own account.

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15	CONFIDENTIALITY

15.1.1
Each Party agrees that the content of this Agreement as well as any and all other information being delivered or disclosed (whether orally or in writing) to the other Party in connection herewith shall be deemed confidential, unless specifically designated by the Party disclosing such information at the time of disclosure to be non-confidential.

15.1.2
The Party receiving confidential information shall treat, and shall also cause its officers, directors, employees, advisors and auditors to treat, such information as strictly confidential and shall not divulge or disclose (directly or indirectly) such information to any other Person or entity (other than to its officers, directors, employees, advisors, providers of finance, direct and indirect (ultimate) shareholders and investors, and auditors who reasonably require access to such confidential information for the purpose for which it was disclosed), except when (i) such disclosure is required by (1) law, (2) listing rules or (3) by any order of any administrative or judicial authority which is (a) final and subject to no appeal or (b) executory pending any appeal although not final; (ii) such information has become public through no fault of the receiving Party; (iii) such information has been obtained separately by the receiving Party from a third party that is not bound by any confidentiality regarding such information; or (iv) such disclosure is to financial rating agencies. Further, the Seller, Verdane Edda (d) AB, Verdane Edda (e) AB and their Affiliates may disclose CoC (cash on cash capital return), IRR (internal rate of return), enterprise value divided by EBITDA and similar figures related to the investment in the Company to existing or potential investors in any existing or future funds established under the "Verdane" brand, as well as similar information necessary for track records.

15.1.3	This Clause 15 shall be in full force and effect for a period of two years from the Closing Date.

16	MISCELLANEOUS

16.1	Press releases etc

16.1.1
The Buyers and the Seller shall issue a joint press announcement, in a format to be agreed between the Parties as soon as possible after the Execution Date and in no event later than three (3) Business Days after the Execution Date.  Nothing set forth herein shall prevent a Party from making any disclosure required by applicable law or any listing agreement with or rules or regulations of any stock exchange (based upon the reasonable advice of counsel).

16.2	Delayed Payment

16.2.1
If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the Party in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment.

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16.3	Illegality

16.3.1
If any one or more of the provisions contained in this Agreement shall be held invalid, illegal or unenforceable in any respect in any competent jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired.

16.4	Entire Agreement; Amendment

16.4.1
This Agreement (including its appendices and schedules) constitutes the entire agreement among the Parties and shall supersede all previous expectations, understandings, communications, representations and agreements whether verbal or written among the Parties with respect to the subject matter hereof.

16.4.2	This Agreement shall not be amended, supplemented or otherwise modified except by written agreement of the Parties.

16.5	Waiver and Release

16.5.1
No delay in exercising or non-exercise by any Party of any of its rights under or in connection with this Agreement shall operate as a waiver or release of that right. Rather, any such waiver or release must be specifically granted in writing signed by the Party granting it and shall (i) be confined to the specific circumstances in which it is given; (ii) not affect any other enforcement of the same or any other right; and (iii) (unless it is expressed to be irrevocable) be revocable at any time in writing.

16.6	Assignment

16.6.1
Neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by either Party without the prior written consent of the other Party, such consent not to be unreasonably withheld.

16.7	Notices

16.7.1
Unless otherwise specified herein, any notice required to be given hereunder by any Party shall be deemed to have been given if mailed by prepaid registered mail, delivered to the address of the other Party or sent by email as hereinafter set forth:

If to the Buyers, to:

Balchem Corporation
Postal address:

52 Sunrise Park Road
New Hampton, NY 10958
Attention: General Counsel
Email: mstach@balchem.com
Balchem B.V. c/o Balchem Corporation

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Postal address:

52 Sunrise Park Road
New Hampton, NY 10958
Attention: General Counsel
Email: mstach@balchem.com

Always with a copy to:
Ernst & Young Advokatfirma AS
Office address:
Dronning Eufemias gate 6A, 0191 Oslo, Norway
Postal address:
P.O. Box 1156 Sentrum, 0107 Oslo, Norway
Att.: Kjeld Arne Rogde Thomassen
Email: Kjeld.Arne.Thomassen@no.ey.com

If to the Seller, to:

Kechu MidCo AS
Postal address:
Hieronymus Heyerdahlsgate 1, 0160, Oslo, Norway
Att: Johanna Rydén and Hanne Ottar
Email: johanna.ryden@verdane.com and hanne.ottar@verdane.com

Always with a copy to:
Advokatfirmaet CLP DA
Office address:
Sommerrogata 13-15, 0255 Oslo, Norway
Postal address:
P.O. Box 1974 Vika, 0117 Oslo, Norway
Att.: Jakob Villum
Email: jvi@clp.no

16.8	Costs

16.8.1
The Parties shall cover their respective expenses in connection with this Agreement and the consummation of the transactions contemplated herein, including professional fees and costs of attorneys, accountants and other advisors.

16.9	Governing Law

16.9.1
This Agreement shall be governed and construed in accordance with Norwegian law, without regard to its conflicts of law rules and principles. In using English terms and concepts in the Agreement, the Parties have not intended to incorporate any legal standards other than those that would result from a translation of such terms and concepts into Norwegian and/or an interpretation of such terms and concepts under Norwegian law.

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16.10	Dispute resolution

16.10.1
In all disputes arising from or related to this Agreement, the Parties shall first seek to resolve the dispute amicably. If the dispute cannot be settled amicably, the dispute shall be finally decided by arbitration according to the Norwegian Arbitration Act of 14 May 2004 no. 25. The place for the arbitration shall be Oslo and the language for all documentation and proceedings related to the arbitration shall be English. The arbitration tribunal shall be composed of 3 arbitrators. The dispute, the arbitration proceedings and the arbitral award shall be confidential, and any party to an arbitration is obliged to enter into a confidentiality agreement if arbitration is initiated.

16.11	Counterparts

16.11.1
This Agreement may be executed by electronic signature (such as Scrive and DocuSign) and in one or more counterparts and delivered via Adobe® Portable Document Format (PDF), or other electronic means, each of which shall be an original, but all of which together shall constitute one and the same instrument, it being understood that all Parties need not sign the same counterpart for this Agreement to become effective.

***

[The next page is the signature page]

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SIGNATURE PAGE FOR SHARE PURCHASE AGREEMENT
13 June 2022

For Kechu MidCo AS	For Balchem Corporation

Name: Johanna Rydén	Name: Theodore L. Harris
Title: Chairperson	Title: Chairman of the Board, CEO & President

For Balchem B.V.

Name: Theodore L. Harris
Title: Managing Director

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SCHEDULE 1.1 BDC: BRING DOWN CONFIRMATION

To: [●] (the Buyer)
Date: [●]

BRING DOWN CONFIRMATION

Reference is made to the share purchase agreement (the Agreement) dated [●] entered into between Kechu MidCo AS (the Seller) and the Buyer concerning sale and purchase of all shares in Kechu Bidco AS, reg. no. 923 855 866.
Any defined terms used in this letter shall have the meaning given to them in the Agreement.
On behalf of the Seller it is hereby confirmed that subject to any breaches of the Seller's Warranties, which the Seller is not liable for pursuant to Clause 9.2 (The Buyer’s Due Diligence) of the    Agreement, that no facts, matters or circumstances constituting a breach of the Seller's Warranties have been identified, [except for: [any exceptions to be described]].
On behalf of the Seller it is hereby confirmed that due inquiry has been made with the individuals referred to in the definition of "Seller's Knowledge" in the Agreement, no earlier than one day before issuing this letter.
The provisions in Clauses 16.9 (Governing Law) and 16.10 (Dispute resolution) of the Agreement shall apply mutatis mutandis to this letter.

On behalf of the Seller:

Name:
Title:

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 SCHEDULE 1.1 EB: EQUITY BRIDGE

[Omitted]

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SCHEDULE 1.1 MAC: MANAGEMENT ACCOUNTS

[Omitted]

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SCHEDULE 1.1 MAG: MATERIAL AGREEMENTS

[Omitted]

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SCHEDULE 1.1 SU: SUBSIDIARIES

The Company holds shares, directly or indirectly, in the following entities;

(i)	Kappa Bioscience AS, the Company is the sole shareholder of Kappa Bioscience AS.

(ii)	Kappa Bioscience Europe GmbH, Kappa Bioscience AS is the sole shareholder of Kappa Bioscience Europe GmbH.

(iii)	Kappa Bioscience USA Inc., Kappa Bioscience AS is the sole shareholder of Kappa Bioscience USA Inc.

(iv)	Kappa Solutions AS, Kappa Bioscience AS is the sole shareholder of Kappa Solutions AS (it is noted that 10% of the shares in Kappa Solutions AS are held by Kappa Solutions AS).

(v)	Kappa Ingreidents GmbH [Parenthical Omitted]. Kappa Bioscience AS is the sole shareholder of Kappa Solutions AS ([Parenthical Omitted].

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SCHEDULE 2.3.1: EARN-OUT

[Omitted]

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SCHEDULE 4.1.2(VII): CONSENTS FROM THIRD PARTIES

[Omitted]

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SCHEDULE 10.3.1: THE WARRANTY INSURANCE POLICY

[Omitted]

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